ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2009

#

AUDITORS' REPORT

To the Shareholders of Animas Resources Ltd.

We have audited the consolidated balance sheets of Animas Resources Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years ended December 31, 2009 and 2008 and for the five month period ended December 31, 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years ended December 31, 2009 and 2008 and for the five month period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 26, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 26, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 26, 2010

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31		Restated (Note 15)
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$2,962,676	$3,518,101
Amounts receivable	15,066	12,891
Prepaid expenses	11,195	20,547
	2,988,937	3,551,539

Mineral properties (Note 4)	17,126,989	13,927,534
Equipment (Note 5)	29,526	37,879
	$20,145,452	$17,516,952

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$122,486	$103,289
Due to related parties (Note 8)	8,663	13,162
Current portion of long-term debt (Note 6)	524,700	611,400
	655,849	727,851
Long-term debt (Note 6)	262,350	611,400
Future income tax liability (Note 10)	1,721,000	1,896,000
	2,639,199	3,235,251

Shareholders’ Equity:
Share capital (Note 7)	17,904,975	15,303,184
Contributed surplus	3,223,009	731,008
Deficit	(3,621,731)	(1,752,491)
	17,506,253	14,281,701
	$20,145,452	$17,516,952

Subsequent events (Note 16)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss (Income)

		Restated (Note 15)	Restated (Note 15)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007

Expenses:
Amortization	$ 8,353	$ 6,840	$ 1,151
Bank charges and interest	7,432	5,294	4,601
Corporate development	125,690	74,087	25,166
Filing fees	25,562	23,502	21,135
Insurance	15,651	8,056	1,298
Management and consulting fees	18,277	34,297	10,509
Office	120,867	192,469	69,199
Professional fees	253,248	242,448	88,255
Rent	22,363	7,000	2,500
Shareholders’ communication	112,207	154,706	35,961
Stock-based compensation	907,602	719,921	-
Transfer agent fees	18,861	24,781	12,089
Travel	25,323	19,411	6,574
Write-off of mineral property costs	277,075	-	-
Loss before other items	1,938,511	1,512,812	278,438

Other items:
Interest income	(31,664)	(184,983)	(76,973)
Foreign exchange loss (gains)	137,393	334,691	(91,852)
Foreign exchange gain on future income tax liability (FITL)	(175,000)	(24,000)	(180,000)
	(69,271)	125,708	(348,825)
Net loss (income) and comprehensive loss (income)	$ 1,869,240	$ 1,638,520	$ (70,387)
Loss (income) per share – basic and diluted	$ 0.06	$ 0.06	$ (0.00)
Weighted average number of common shares outstanding	32,550,136	26,532,405	21,447,039

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Statement of Shareholders’ Equity
Restated (Note 15)
	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at July 31, 2007	21,134,000	$ 9,267,377	$ -	$ 107,635	$ (184,358)	$ 9,190,654
Share Issues:
Private placement (Note 7(b)(i))	2,500,000	2,500,000	-	-	-	2,500,000
Option payment (Note 4)	21,739	20,000	-	-	-	20,000
Exercise of options (Note 7(b)(ii))	120,000	24,000	-	-	-	24,000
Exercise of Agent’s and Finder’s warrants (Note 7(b)(iii))	407,768	224,272	-	-	-	224,272
Fair value of the options and warrants exercised (Notes 7(b)(ii) & (iii))	-	57,168	-	(57,168)	-	-
Exercise of warrants (Note 7(b)(iii))	160,000	160,000	-	-	-	160,000
Excess proceeds received	-	-	2,000	-	-	2,000
Net income and comprehensive income for the five months	-	-	-	-	70,387	70,387
Balance at December 31, 2007	24,343,507	$ 12,252,817	$ 2,000	$ 50,467	$ (113,971)	$ 12,191,313
Share Issues:
Long-term debt payment (Note 6)	325,829	509,475	-	-	-	509,475
Option payments (Note 4)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 4)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 4)	50,000	62,500	-	-	-	62,500
Exercise of options (Note 7(b)(v))	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants (Note 7(b)(iv))	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised (Notes 7(b)(iv) & (v))	-	39,380	-	(39,380)	-	-
Exercise of warrants (Note 7(b)(iv))	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(g))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,638,520)	(1,638,520)
Balance at December 31, 2008	27,358,752	$ 15,303,184	$ -	$ 731,008	$ (1,752,491)	$ 14,281,701
Share Issues:
Long-term debt payment (Note 6)	637,700	318,849	-	-	-	318,849
Option payment (Note 4)	576,508	258,562	-	-	-	258,562
Exercise of Agent’s warrants (Note 7(b)(viii))	1,275	701	-	-	-	701
Exercise of warrants (Note 7 (b)(ix))	112,500	67,500	-	-	-	67,500
Fair value of warrants exercised (Notes 7(b)(viii) & (ix))	-	40,611	-	(40,611)	-	-
Private Placements (Notes 7(b)(vi) & (vii))	8,335,000	1,947,240	-	1,625,010	-	3,572,250
Share issue costs (Notes 7(b)(vi) & (vii))	-	(31,672)	-	-	-	(31,672)
Stock-based compensation (Note 7(g))	-	-	-	907,602	-	907,602
Net loss and comprehensive loss for the year	-	-	-	-	(1,869,240)	(1,869,240)
Balance at December 31, 2009	37,021,735	$ 17,904,975	$ -	$ 3,223,009	$ (3,621,731)	$ 17,506,253

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		Restated (Note 15)	Restated (Note 15)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss) and comprehensive (loss) income	$ (1,869,240)	$ (1,638,520)	$ 70,387
Items not involving cash:
Amortization	8,353	6,840	1,151
Accrued interest income	(453)	(4,634)	(75,901)
Stock-based compensation	907,602	719,921	-
Foreign exchange gain on FITL	(175,000)	(24,000)	(180,000)
Foreign exchange (gains) losses on long-term debt	(116,900)	259,275	(115,650)
Write-down of mineral property	277,075	-	-
	(968,563)	(681,118)	(300,013)
Changes in non-cash working-capital items:
Amounts receivable	(1,722)	91,775	5,649
Prepaid expenses	9,352	9,044	(7,408)
Accounts payable and accrued liabilities	30,342	(29,982)	(39,075)
Due to related parties	(4,499)	-	-
	(935,090)	(610,281)	(340,847)

INVESTING ACTIVITIES
Proceeds from sale of property	21,204	-	-
Exploration costs	(3,250,318)	(4,371,595)	(699,548)
Purchase of equipment	-	(27,450)	(18,420)
	(3,229,114)	(4,399,045)	(717,968)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,640,451	1,898,219	2,540,272
Share issue costs	(31,672)	-	-
Net cash provided by financing activities	3,608,779	1,898,219	2,540,272

Net change in cash and cash equivalents	(555,425)	(3,111,107)	1,481,457

Cash and cash equivalents, beginning of year / period	3,518,101	6,629,208	5,147,751

Cash and cash equivalents, end of year / period	$ 2,962,676	$ 3,518,101	$ 6,629,208
Supplemental disclosure with respect to cash flows (Note 9).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).

The Company owns a significant portion of the Santa Gertrudis gold deposit in Mexico and is primarily engaged in the acquisition and exploration of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $3,621,731 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are inclusive of the accounts of the Company and its wholly-owned subsidiaries: First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

(b)

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs, and accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(d)

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2009, the Company did not have any asset retirement obligations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(f)

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(h)

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

(i)

Stock based compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

(j)

Cash and cash equivalents

Cash and cash equivalents consist of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)

Share Capital

Common shares issued for non-monetary consideration are generally recorded at their market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Shares issued as property option payments, at the discretion of the Company, are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Cash consideration received for units comprising a share and a warrant or warrant-portion is allocated to the non-share instrument based on the fair value of that instrument. The residual consideration is recorded in share capital.

(l)

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar. The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

(m)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

(n)

Recently adopted accounting pronouncements

1.

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management is in the process of assessing the impact of this new standard and the impact on the Company’s consolidated financial statements has not yet been determined.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n) Recently adopted accounting pronouncements - Continued

2.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s consolidated financial statements.

3.

The CICA amended Section 3862 “Financial Instruments – Disclosure”

This amended Section requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard did not have a material impact on the Company’s financial statements. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, amounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

(a)

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

(b)

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

(c)

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that there would be no significant impact or modification to financial reporting, accounting system and internal control process.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES

Santa Gertrudis Property

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows.

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000
December 1, 2010	250,000
June 1, 2011	600,000
December 1, 2011	700,000

Total	$ 2,150,000

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued subsequently	-
July 24, 2010	100,000		-
January 24, 2011	110,000		-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid subsequently
August 13, 2010	20,000
February 13, 2011	20,000
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid
October 15, 2009	62,000	Paid
April 15, 2010	30,000	Paid subsequently

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share (US$228,000).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Net Smelter Royalty

In 2007, the Company purchased various Net Smelter Returns royalties paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. The Company also advanced $10,000 to the property owner for mining taxes.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments of 2009 property taxes, a future payment of US$1 million that would become payable upon completion of a feasibility study and a 5% Net Profits Interest in the property. The Company wrote off the residual balance of deferred property costs of $277,075.

Ariel Copper Property, Sonora State, Mexico

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
December 18, 2010	50,000
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

The Company will enter a final option agreement with the vendor upon the completion of the due diligence.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	Restated (Note 15)		Restated (Note 15)
	December 31, 2007	Expenditures for the year	December 31, 2008	Expenditures for the year	December 31, 2009

Santa Gertrudis Property
Acquisition costs (Note 6)	$ 7,507,041	$ -	$ 7,507,041	$ 91,603	$ 7,598,644
Annual mining taxes	63,740	229,757	293,497	221,264	514,761
Assaying	-	52,738	52,738	329,043	381,781
Camp and general	72,236	219,096	291,332	151,497	442,829
Drilling	-	908,876	908,876	567,670	1,476,546
Environmental costs	2,409	10,020	12,429	-	12,429
Field costs	806	14,600	15,406	2,383	17,789
Foreign value added tax credit	147,848	286,910	434,758	(79,546)	355,212
Geology	52,874	551,166	604,040	351,460	955,500
Geophysical	95,058	438,775	533,833	177,894	711,727
Metallurgical consulting	-	5,646	5,646	-	5,646
Net smelter royalty payments	87,500	62,500	150,000	-	150,000
Office and administrative	117,538	12,444	129,982	14,003	143,985
Option payments	208,501	1,237,342	1,445,843	547,115	1,992,958
Resources calculation	8,223	103,702	111,925	146,517	258,442
Surface access fees	-	84,934	84,934	136,290	221,224
Travel	33,738	256,647	290,385	156,271	446,656
Wages	110,954	664,863	775,817	640,043	1,415,860
	8,508,466	5,140,016	13,648,482	3,453,507	17,101,989
Bacanuchi
Assaying	-	2,425	2,425	-	2,425
Geology	-	21,008	21,008	-	21,008
Geophysical	-	997	997	-	997
Mining property payments	13,387	-	13,387	(1,977)	11,410
Office and administrative	-	387	387	-	387
Option payments	10,673	200,000	210,673	-	210,673
Staking	-	26,351	26,351	-	26,351
Travel	-	3,824	3,824	-	3,824
Write-down of mineral property	-	-	-	(277,075)	(277,075)
	24,060	254,992	279,052	(279,052)	-
Ariel
Acquisition costs	-	-	-	25,000	25,000
	-	-	-	25,000	25,000
Total	$ 8,532,526	$ 5,395,008	$ 13,927,534	$ 3,199,455	$ 17,126,989

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

5.

EQUIPMENT

	December 31, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Net book value

Vehicle	$ 20,554	$ (10,224)	$ 10,330	$ 15,025
Office equipment	7,935	(3,195)	4,740	6,849
Exploration equipment	17,381	(2,925)	14,456	16,005
	$ 45,870	$ (16,344)	$ 29,526	$ 37,879

6.

LONG-TERM DEBT

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Mineral Inc.), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.

On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs (Note 4) and postponing the payments as follows:

	Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000	Shares issued subsequently
July 31, 2010	250,000
January 31, 2011	250,000

Total	$ 750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL

a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

b) Issued

i)

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008

ii)

During the five months ended December 31, 2007, a total of 120,000 options were exercised at $0.20 per share for proceeds of $24,000. A fair value of $18,051 was recognized on these exercised options.

iii)

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised at $0.55 per share for proceeds of $224,272. A fair value of $39,117 was recognized on these exercised warrants. Another 160,000 warrants were exercised at $1.00 for proceeds of $160,000.

iv)

During fiscal 2008, 320,957 Agent’s and Finder’s warrants were exercised at $0.55 per share for proceeds of $176,526. A fair value of $30,838 was recognized on these exercised warrants. Another 1,331,193 warrants were exercised at $1.00 for proceeds of $1,331,193.

v)

During fiscal 2008, a total of 45,000 options were exercised at $0.50 per share for proceeds of $22,500. A fair value of $8,542 was recognized on these exercised options.

vi)

On June 4, 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months. The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement. Another $10,987 was also included in share issue costs. The fair value of $1,028,304 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.16%, an expected life of 2 years, annualized volatility of 132%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

vii)

On August 19, 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrants. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85. A total of $8,835 was included in share issue costs. The fair value of $596,706 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 years, annualized volatility of 121%, and a dividend rate of 0%.

viii)

During the year ended December 31, 2009, a total of 1,275 Agent’s warrants were exercised at $0.55 per share for proceeds of $701. A fair value of $123 was recognized on these exercised warrants.

ix)

During the year ended December 31, 2009, a total of 112,500 warrants were exercised at $0.60 per share for proceeds of $67,500. A fair value of $40,488 was recognized on these exercised warrants.

c) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 3,528,594 shares have been released as of December 31, 2009, leaving a balance of 1,512,256 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 314,570 shares have been released as of December 31, 2009, leaving a balance of 64,430 shares held in escrow.

The total number of shares held in escrow at December 31, 2009 was 1,576,686.

Subsequently, 756,128 shares were released, leaving a total of 820,558 shares held in escrow.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

d) Performance Bonus Pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

e) Stock Options

Options outstanding at December 31, 2009 and 2008 were as follows:

	December 31, 2009				December 31, 2008
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	2,650,000	$ 0.82	3.86	$ 0.82	1,705,000	$ 0.48	4.47	$ 0.48
Granted	995,000	0.83	4.59	0.83	995,000	1.40	4.50	1.40
Exercised	-	-	-	-	(45,000)	(0.50)	-	0.50
Cancelled	-	-	-	-	(5,000)	(0.50)	-	0.50

Outstanding, end of period	3,645,000	$ 0.82	3.34	$ 0.80	2,650,000	$ 0.82	3.86	$ 0.82

As at December 31, 2009, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,525,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	620,000	$1.40
September 5, 2013	300,000	$1.35
June 9, 2014	530,000	$0.58
July 6, 2014	30,000	$0.66
September 11, 2014	230,000	$1.12
November 17, 2014	205,000	$1.16

	3,645,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

f) Warrants

Warrants outstanding at December 31, 2009 and 2008 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2007	7,839,732	$ 1.06	1.51

Exercised	(1,652,150)	0.91	-
Outstanding, December 31, 2008	6,187,582	1.10	0.50
Granted	4,167,500	0.68	1.79
Exercised	(113,775)	0.60	-
Expired	(6,186,307)	1.10	-
Outstanding, December 31, 2009	4,055,000	$ 0.68	1.33

As at December 31, 2009, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
February 19, 2011	1,310,000	$0.85
June 4, 2011	2,745,000	$0.60 / $0.75	(1)
	4,055,000

(1)

$0.60 per share before June 5, 2010; $0.75 thereafter.

g) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Five months ended December 31, 2007
Risk-free interest rate	2.68 – 3.53%	3.00 – 4.45%	Nil
Annualized volatility	108 – 120%	108 – 117%	Nil
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	5 years	5 years	Nil

Based on these variables, stock-based compensation expense for the options vested during the year ended December 31, 2009 was $907,602 (year ended December 31, 2008 - $719,921; five months ended December 31, 2007 - $Nil).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company:

a)

incurred an expense of $.9,000 (year ended December 31, 2008 - $7,000; five months ended December 31, 2007 - $2,500) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $136,300 (year ended December 31, 2008 - $135,000; five months ended December 31, 2007 - $46,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2009, a total of $.8,663 (December 31, 2008 - $13,162) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2009,

a)

The Company issued 322,054 common shares valued at $166,958 for option payments (Note 4).

b)

The Company issued 637,700 common shares valued at $318,850 for 50% of the second anniversary of the long-term debt payment of US$500,000, and also issued 254,454 common shares valued at $91,603 to postpone the long-term debt payment schedule (Note 6).

c)

The Company received interest income in cash for $24,837.

d)

At December 31, 2009 cash and cash equivalents comprise of:

i.

Cash

$1,869,476

ii.

Short term deposits

$1,093,200

During the year ended December 31, 2008,

a)

The Company issued a total of 992,266 common shares valued at $971,293 for option payments, a net royalty smelter purchase payment and a property acquisition payment (Note 4).

b)

The Company issued 325,829 common shares valued at $509,475 for the first anniversary long-term debt payment of US$500,000 (Note 6).

c)

The Company received interest income in cash for $180,349.

d)

At December 31, 2008 cash and cash equivalents comprise of:

i.

Cash

$168,101

ii.

Short term deposits

$3,350,000

During the five months ended December 31, 2007,

a)

The Company issued 21,739 common shares valued at $20,000 for on option payment (Note 5).

b)

The Company received interest income in cash for $1,072.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – CONTINUED

c)

At December 31, 2007 cash and cash equivalents comprise of:

i.

Cash

$2,229,208

ii.

Short term deposits

$4,400,000

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

		(Restated)	(Restated)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007
(Loss) income for the year / period	$ (1,869,240)	$ (1,638,520)	$ 70,837

Expected income tax expenses (recovery)	(542,080)	(483,363)	21,995
Non-deductible expenses	303,824	270,680	(121,538)
Impact of change in tax rate	32,863	32,443	19,396
Unrecognized benefit of non-capital losses	205,393	180,240	80,147
Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities at December 31, 2009 and 2008 are as follows:

		(Restated)
	2009	2008
Future income tax assets:
Non-capital loss carry-forwards	$ 499,501	$ 281,580
Share issue costs	67,662	103,901
	567,163	385,481
Future income tax liability:
Mineral properties	(1,721,000)	(1,896,000)

Valuation allowance	(567,163)	(385,481)
Net future income tax assets (liabilities)	$ (1,721,000)	$ (1,896,000)

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2029 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	174,946
2028	640,388
2029	914,625
$ 1,997,797

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Year ended December 31, 2009
Loss for the year	$(1,820,231)	$(49,009)	$(1,869,240)
Capital expenditures	$-	$3,229,114	$3,229,114)

Year ended December 31, 2008 (Restated)
Loss for the year	$(1,508,272)	$(130,248)	$(1,638,520)
Capital expenditures	$-	$4,399,045	$4,399,045

Five months ended December 31, 2007 (Restated)
(Income) loss for the period	$(52,326)	$122,713	$70,387
Capital expenditures	$-	$717,968	$717,968

As at December 31, 2009
Assets	$2,331,862	$17,813,590	$20,145,452

As at December 31, 2008 (Restated)
Assets	$3,496,552	$14,020,400	$17,516,952

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and long-term debt approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

12.

FINANCIAL INSTRUMENTS – CONTINUED

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $21,000.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

Future Income Taxes

Under U.S. GAAP a temporary taxable difference, or future income tax liability, in respect to mineral property interests would not occur because, as described above, such costs are typically not capitalized for accounting purposes.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

The impacts of these differences in respect to material line items of these financial statements are quantified below:

		Restated (Note 15)	Restated (Note 15)
	December 31, 2009	December 31, 2008	December 31, 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 17,126,989	$ 13,927,534	$ 8,532,526
Less deferred costs expensed under U.S. GAAP	(17,126,989)	(13,927,534)	(8,532,526)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -
b) Liabilities
Future income tax liability Canadian GAAP	1,721,000)	1,896,000)	1,920,000)
Reversal of future income tax liability	(1,721,000)	(1,896,000)	(1,920,000)
Future income tax liability U.S. GAAP	$ -	$ -	$ -
c) Operations
Net income (loss) under Canadian GAAP	$ (1,869,240)	$ (1,638,520)	$ 70,387
Mineral property costs expensed under U.S.GAAP - cash	(3,229,114)	(4,371,595)	(699,548)
Non-cash mineral property costs under Canadian GAAP	(247,416)	(1,023,413)	(20,000)
Foreign exchange gain on FITL under Canadian GAAP	(175,000)	(24,000)	(180,000)
Write down of mineral property costs Canadian GAAP	277,075	-	-
Net loss under U.S. GAAP	$ (5,243,695)	$ (7,057,528)	$ (829,161)
d) Deficit
Closing deficit under Canadian GAAP	$ (3,621,731)	$ (1,752,491)	$ (113,971)
Future income tax liability Canadian GAAP	1,721,000	1,896,000	1,920,000
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(17,126,989)	(13,927,534)	(8,532,526)
Closing deficit under U.S. GAAP	$ (19,027,720)	$ (13,784,025)	$ (6,726,497)
e) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (935,090)	$ (610,281)	$ (340,847)
Loss (income) under Canadian GAAP	1,869,240	1,638,520	(70,387)
Loss under U.S. GAAP (above)	(5,243,695)	(7,057,528)	(829,161)
Foreign exchange gain on FITL under Canadian GAAP	175,000	24,000	180,000
Non-cash mineral property costs under Canadian GAAP	247,416	1,023,413	20,000
Write down of costs under Canadian GAAP	(277,075)	-	-
Cash used in operating activities - U.S. GAAP	$ (4,164,204)	$ (4,981,876)	$ (1,040,395)
f) Cash flows - Investing activities
Cash used in investing activities - Canadian GAAP	$ (3,229,114)	$ (4,399,045)	$ (717,968)
Mineral property costs expensed under U.S. GAAP	3,229,114	4,371,595	699,548
Cash used in investing activities - U.S. GAAP	$ -	$ (27,450)	$ (18,420)
g) Loss per share
Loss per share – basic and diluted under U.S. GAAP	$ 0.16	$ 0.27	$ 0.04

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

15.   RESTATEMENT OF FINANCIAL STATEMENTS

During 2009 the Company undertook a review of previously-issued financial statements for the years ended December 31, 2008 and 2007.  As a result of this review the Company determined that the 2007 reporting of its acquisitions of its three Mexican subsidiaries should be restated to reflect a notional liability for future income taxes assumed, which is then added to the cost allocated to the mineral property interests acquired.  The future income tax liability (“FITL”) to be recorded is based on the excess of the cost initially ascribed to the property interests acquired at the date of purchase over the Company’s basis in these interests for taxation purposes.   In addition, as this FITL is considered to be denominated in Mexican pesos, the Company is required to translate this balance to Canadian dollars at each balance sheet date, with the resultant foreign exchange adjustments reflected in operations.

The restatement has no effect on cash and only a nominal effect on net assets or loss per share.  It has been applied with retroactive effect to the comparative figures presented herein.  The adjustments, from balances previously reported, are as follows:

a)

Recognition of a FITL of $2,100,000 and an increase in mineral property acquisition costs of $2,100,000 for the period ended December 31, 2007.

b)

A foreign exchange gain for the period ended December 31, 2007 of $180,000 and a reduction in future income tax liabilities of $180,000.

c)

A foreign exchange gain for the year ended December 31, 2008 of $24,000 and a reduction of future income tax liabilities of $24,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

15.   RESTATEMENT OF FINANCIAL STATEMENTS  - CONTINUED

The effects of the above changes on the Company’s restated financial statements are summarized as follows:

	Ref	As previously reported	Adjustment	As restated
For the year ended December 31, 2008:		$	$	$

Balance sheet

Mineral properties	(a)	11,827,534	2,100,000	13,927,534
Future income tax liability	(a), (b) and (c)	-	1,896,000	1,896,000
Deficit	(b) and (c)	(1,956,491)	204,000	(1,752,491)

Statement of operations and comprehensive loss:
Foreign exchange gain on FITL	(c)	-	24,000	24,000
Net income (loss) for the year	(c)	(1,662,520)	24,000	(1,638,520)
Income (loss) per share	(c)	(0.06)	(0.00)	(0.06)

For the period ended December 31, 2007:		$	$	$

Balance sheet

Mineral properties	(a)	6,432,526	2,100,000	8,532,526
Future income tax liability	(a) and (b)	-	1,920,000	1,920,000
Deficit, end of the period	(b)	(293,971)	180,000	(113,971)

Statement of operations and comprehensive loss:
Foreign exchange gain on FITL	(b)	-	180,000	180,000
Net (loss) income and comprehensive income for the period	(b)	(109,613)	180,000	70,387
Income (loss) per share	(b)	(0.01)	0.01	0.00

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

16.

SUBSEQUENT EVENTS

a)

On January 31, 2010, the Company exercised its right to make a payment of US$250,000 by issuing 408,697 common shares at $0.65 per share to Canada Gold for 50% of the current portion due.

b)

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 200,000
By March 30, 2013	1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	3,000,000	Earn an additional 14% to 65%

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

During the option period, the Company will be the operator for these two properties.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

16.

SUBSEQUENT EVENTS - CONTINUED

c)

On April 7, 2010, the Company announced that it will be proceeding with a non-brokered private placement financing of 4 million units at $0.35 per unit for gross proceeds of $1,400,000. Each unit will comprise of one common share and one-half of one non-transferable warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of 18 months at a price of $0.55 per common share. The financing proceeds will be used for drilling at the Santa Gertrudis Property, the Golden Arrow Property and the Kinsley Mountain Property and for general corporate purposes.